

January 7, 2013

<u>Via E-mail</u>
Abbas Mohaddes
Chief Executive Officer
Iteris, Inc.
1700 Carnegie Avenue, Suite 100
Santa Ana, California 92705

> **Re:** **Iteris, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed June 11, 2012**
> **File No. 001-08762**

Dear Mr. Mohaddes:

  We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by telling us whether you will comply with our comment in future filings or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended March 31, 2012</u>

<u>Definitive Proxy Statement filed on July 30, 2012 and Incorporated by Reference into Part III of the Form 10-K</u>

<u>Plan-Based Bonuses, page 19</u>

1. We note the annual cash bonus was based on revenue and operating income targets at the segment and company-wide level, and you have disclosed these targets. In future filings, please also disclose your performance with respect to these targets (or any other targets you may use).

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at 202-551- 3273 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director